EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	SIx Months Ended June 30, 2017		Years Ended December 31,
(dollars in thousands)			2016		2015		2014		2013	2012
Ratio 1 – Including interest on deposits
Earnings:
Income before income taxes	$223,496		388,451		358,573		302,559		252,628	31,477
Fixed charges excluding preferred stock dividends and accretion	70,723		130,745		126,355		117,001		126,379	158,225
Total	$294,219		519,196		484,928		419,560		379,007	189,702
Fixed charges:
Interest on deposits	35,075		64,206		65,534		55,179		64,392	95,749
Interest on short-term borrowings	84		200		168		220		324	614
Interest on long-term debt	31,728		59,217		52,942		54,009		54,106	53,659
Portion of rents representative of the interest factor (1/3) of expense	3,836		7,121		7,711		7,593		7,557	8,203
Preferred stock dividends and accretion	5,119		10,238		10,238		10,238		40,830	58,703
Total fixed charges including preferred stock dividends and accretion	$75,842		140,982		136,593		127,239		167,209	216,928
Ratio of earnings to fixed charges	3.88	x	3.68	x	3.55	x	3.30	x	2.27x	0.87x
Ratio 2 – Excluding interest on deposits
Earnings:
Income before income taxes	$223,496		388,451		358,573		302,559		252,628	31,477
Fixed charges excluding preferred stock dividends and accretion	35,648		66,539		60,821		61,822		61,987	62,475
Total	$259,144		454,990		419,394		364,381		314,615	93,952
Fixed charges:
Interest on short-term borrowings	84		200		168		220		324	614
Interest on long-term debt	31,728		59,217		52,942		54,009		54,106	53,659
Portion of rents representative of the interest factor (1/3) of expense	3,836		7,121		7,711		7,593		7,557	8,203
Preferred stock dividends and accretion	5,119		10,238		10,238		10,238		40,830	58,703
Total fixed charges including preferred stock dividends and accretion	$40,767		76,776		71,059		72,060		102,817	121,179
Ratio of earnings to fixed charges	6.36	x	5.93	x	5.90	x	5.06	x	3.06x	0.78x